FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 31, 2005, Series 2005-AC6	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)




05035443


SEC MAIL PROCESSING
SECTION
WASH. D.C.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: Mary P. Haggerty
Name: Mary P. Haggerty
Title: Vice President

Dated: August 31, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$211,034,000 (Approximately)

Asset-Backed Certificates, Series 2005-AC6 Group I

Bear Stearns Asset Backed Securities I Trust 2005-AC6
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank, National Association
Master Servicer

August 24, 2005

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. You are urged to read the prospectus and the prospectus supplement or private placement memorandum (the "Offering Documents") and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and is subject to completion. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
I-A-1	$30,000,000	13.76%	22.00%	Floater (d)(e)(f)	3.081	09/25/35	Aaa / AAA
I-A-2	$75,000,000	34.40%	22.00%	5.50% Fixed (d)(e)	3.081	09/25/35	Aaa / AAA
I-A-3	$65,048,000	29.84%	22.00%	5.40% Fixed (d)(e)	3.081	09/25/35	Aaa / AAA
I-A-4	(g)	(g)	22.00%	Inverse Floater (d)(e)(h)	3.081	09/25/35	Aaa / AAA
I-M-1	$12,427,000	5.70%	16.30%	Floater (d)(e)(i)	3.081	09/25/35	Aa2 / AA
I-M-2	$11,337,000	5.20%	11.10%	Floater (d)(e)(j)	3.081	09/25/35	A2 / A
I-M-3	$4,360,000	2.00%	9.10%	Floater (d)(e)(k)	3.081	09/25/35	A3 / A-
I-B-1	$4,360,000	2.00%	7.10%	Floater (d)(e)(l)	3.081	09/25/35	Baa1 / BBB+
I-B-2	$4,578,000	2.10%	5.00%	Floater (d)(e)(m)	3.081	09/25/35	Baa2 / BBB
I-B-3	$3,924,000	1.80%	3.20%	Floater (d)(e)(n)	3.081	09/25/35	Baa3 / BBB-
I-B-4	$5,232,000	2.40%	0.80% (o)	Floater (d)(e)(p)	Not	Offered hereby	Ba2 / BB
Total	**$216,266,000**	99.20%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the related mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of such mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in August 2015.

(d) See Optional Redemption Definition.

(e) The Class I-A-1 Certificates will be subject to a cap equal to 5.50%, plus the amount of the Rate Increase, if any, (exclusive of any rights to receive interest under the interest rate cap agreement described below) and a floor equal to 0.50%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the related mortgage loans as described below. The Class I-A-2 Certificates and Class I-A-3 Certificates will be subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The Class I-A-4 Certificates will be subject to a cap equal to 5.00% and a floor equal to 0.00%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the related mortgage loans as described below. The Class I-A-1 and Class I-A-4 Certificates will be subject to a cap based on the weighted average of the net mortgage rates on the related mortgage loans, calculated based on a certificate principal balance equal to the Certificate Principal Balance of the Class I-A-1 Certificates and a fixed pass-through rate of 5.50% per annum and a rate increase of 0.50% per annum after the 20% Clean-Up Call Date. If the weighted average of the net mortgage rates on the related mortgage loans is less than 5.50% per annum (or, after the 20% Clean-Up Call Date, 6.00% per annum), the amount of the net wac shortfall which would occur with respect to the certificates will be allocated among the Class I-A-1 and Class I-A-4 Certificates in proportion to their current entitlements to interest calculated without regard to this cap. The Class M Certificates and Class B Certificates will be subject to a cap equal to the lesser of 9.00% and the weighted average of the net mortgage rates on the related mortgage loans. If on any Distribution Date, the pass-through rate for a class of offered certificates is based on a cap relating to the weighted average of the net mortgage rates of the mortgage loans, the resulting interest shortfall may be recovered by the holders of the related certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered certificates and the payment of certain fees and expenses of the trust.

(f) The pass-through rate for the Class I-A-1 Certificates will be a floating rate based on One-Month LIBOR + [0.50%] (per annum).
(g) The Class I-A-4 Certificates will not have a Certificate Principal Balance and will not be entitled to distributions of principal. The Class I-A-4 Certificates will accrue interest on their notional amount. The notional amount of the Class I-A-4 Certificates will be equal to the Certificate Principal Balance of the Class I-A-1 Certificates.
(h) The pass-through rate for the Class I-A-4 Certificates will be a floating rate equal to 5.00% minus One-Month LIBOR (per annum).
(i) The pass-through rate for the Class I-M-1 Certificates will be a floating rate based on One Month LIBOR + [0.51%] (per annum).
(j) The pass-through rate for the Class I-M-2 Certificates will be a floating rate based on One Month LIBOR + [0.70%] (per annum).
(k) The pass-through rate for the Class I-M-3 Certificates will be a floating rate based on One Month LIBOR + [0.75%] (per annum).
(l) The pass-through rate for the Class I-B-1 Certificates will be a floating rate based on One Month LIBOR + [1.35%] (per annum).
(m) The pass-through rate for the Class I-B-2 Certificates will be a floating rate based on One Month LIBOR + [1.50%] (per annum).
(n) The pass-through rate for the Class I-B-3 Certificates will be a floating rate based on One Month LIBOR + [1.95%] (per annum)
(o) Credit Enhancement for the Class I-B-4 Certificates will be available from the Overcollateralized Amount, which is expected to be 0.80% initially, with a floor of 0.80% of the original aggregate stated principal balance of the mortgage loans.
(p) The pass-through rate for the Class I-B-4 Certificates will be a floating rate based on One Month LIBOR + [3.00%] (per annum).

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $218,010,467.
- The mortgage loans were primarily originated by Ameriquest Mortgage Company (approximately 9%), SunTrust Mortgage Inc. (approximately 41%) and Waterfield Mortgage Company (approximately 11%), with approximately sixty eight other originators totaling approximately 39% (none of which represent greater than 5% of the pool) pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is preliminary and based upon information as of August 1, 2005.

The Structure

The Senior Certificates (other than the Class I-A-4 Certificates), Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class I-A-1 and Class I-A-4 Certificates

The Class I-A-1 and Class I-A-4 Certificates (and together with the Class I-A-3 and Class I-A-4 Certificates, the "Class I-A Certificates") will be floating rate senior securities.

Class I-A-2 and Class I-A-3 Certificates

The Class I-A-2 and Class I-A-3 Certificates (and together with the Class I-A-1 and Class I-A-4 Certificates, the "Class I-A Certificates") will be fixed rate senior securities.

Class I-M-1 Certificates

The Class I-M-1 Certificates (and together with the Class I-M-2 Certificates and Class I-M-3 Certificates, the "Class I-M Certificates) will be issued as floating rate mezzanine securities. The Class I-M-1 Certificates will be subordinate to the Class I-A Certificates.

Class I-M-2 Certificates

The Class I-M-2 Certificates will be issued as floating rate mezzanine securities. The Class I-M-2 Certificates will be subordinate to the Class I-A Certificates and the Class I-M-1 Certificates.

Class I-M-3 Certificates

The Class I-M-3 Certificates will be issued as floating rate mezzanine securities. The Class I-M-3 Certificates will be subordinate to the Class I-A Certificates, the Class I-M-1 Certificates and the Class I-M-2 Certificates.

Class I-B-1 Certificates

The Class I-B-1 Certificates will be issued as floating rate subordinate securities. The Class I-B-1 Certificates will be subordinate to the Class I-A Certificates and the Class I-M Certificates.

Class I-B-2 Certificates

The Class I-B-2 Certificates will be issued as floating rate subordinate securities. The Class I-B-2 Certificates will be subordinate to the Class I-A Certificates, the Class I-M Certificates and the Class I-B-1 Certificates.

Class I-B-3 Certificates
The Class I-B-3 Certificates will be issued as floating rate subordinate securities. The Class I-B-3 Certificates will be subordinate to the Class I-A Certificates, the Class I-M Certificates, the Class I-B-1 Certificates and the Class I-B-2 Certificates.

Class I-B-4 Certificates
The Class I-B-4 Certificates will be issued as floating rate subordinate securities. The Class I-B-4 Certificates will be subordinate to the Class I-A Certificates, the Class I-M Certificates, the Class I-B-1 Certificates, the Class I-B-2 Certificates and the Class I-B-3 Certificates.

Non-offered Certificates
The Class, I-B-4, Class I-P, Class I-C and the Class I-R Certificates.

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Seller:	EMC Mortgage Corporation.
Master Servicer:	Wells Fargo Bank, National Association.
Servicers:	EMC Mortgage Corporation (approximately 58%), SunTrust (approximately 41%) and Cendant (approximately 1%).
Originators:	Ameriquest (9%), SunTrust (41%) and Waterfield (11%) and approximately 68 other originators.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	U.S. Bank National Association.
Cut-off Date:	August 1, 2005.
Closing Date:	On or about August 31, 2005.
Distribution Date:	25th day of each month (or the next business day), commencing in September 2005
Optional Redemption:	At its option the holder of the Class I-C Certificates, or, if there is no single holder, the majority holder of the Class I-C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in August 2015.

In addition, if the holder of the Class I-C Certificates does not exercise its option to purchase all of the remaining assets in the trust fund ("Optional Redemption"), at any time, the pass-through rate on the Class I-A, Class I-M and Class I-B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, [0.500%] per annum for the Class I-A-1 Certificates, [0.255%] per annum for the Class I-M-1 Certificates, [0.350%] per annum for the Class I-M-2 Certificates, [0.375%] per annum for the Class I-M-3 Certificates, [0.675%] per annum for the Class I-B-1 Certificates, [0.750%] per annum for the Class I-B-2 Certificates, [0.975%] per annum for the Class I-B-3 Certificates and [1.500%] for the Class I-B-4 Certificates; or (B) on the first Distribution Date after the Distribution Date in August 2015, [0.500%] per annum for the Class I-A-1 Certificates and Class I-A-2 Certificates, [0.255%] per annum for the Class I-M-1 Certificates, [0.350%] per annum for the Class I-M-2 Certificates, [0.375%] per annum for the Class I-M-3 Certificates, [0.675%] per annum for the Class I-B-1 Certificates, [0.750%] per annum for the Class I-B-2 Certificates, [0.975%] per annum for the Class I-B-3 Certificates and [1.500%] for the Class I-B-4 Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in August 2015, thereafter all net monthly excess cashflow will be paid as principal to the Class I-A, Class I-M and Class I-B Certificates, pro rata, until their Certificate Principal Balances are reduced to zero.

20% Clean-Up Call Date: The first Distribution Date on which the aggregate stated principal balance of the related mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans in the related loan group, insurance proceeds and liquidation proceeds, received during the related Due Period with respect to the related mortgage loans, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees, Master Servicing Fees and LPMI Fees (if applicable).

Net WAC Rate: For each Distribution Date, (a) with respect to the Class I-A Certificates, a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans in the related loan group as of the first day of the month preceding the month in which such Distribution Date occurs, (b) with respect to the Class I-M Certificates and Class I-B Certificates, a per annum rate equal to the lesser of (i) 9.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.

Pass-Through Rates: The pass-through rate for the Class I-A Certificates will be a per annum fixed or floating rate, subject to adjustment as described above under Net WAC Rate. The pass-through rates for the Class I-M Certificates and Class I-B Certificates will be the least of (i) the per annum floating rates, (ii) 9.00% per annum and (iii) the related Net WAC Rate.

Net WAC Rate Carryover Amount: With respect to each class of offered certificates and any Distribution Date, an amount equal to the sum of (i) the excess, if any, of (x) the amount of interest such class would have been entitled to receive on such Distribution Date if the Pass-Through Rate applicable to such class would not have been reduced by the related Net WAC Rate cap on such Distribution Date (not to exceed 5.50% per annum in the case of the Class I-A-1 Certificates (exclusive of any rights to receive interest under the interest rate cap agreement described below)), and not to exceed 5.00% per annum in the case of the Class I-A-4 Certificates and not to exceed 9.00% per annum in the case of the Class I-M Certificates and Class I-B Certificates) over (y) the amount of interest paid on such Distribution Date if the Pass-Through Rate is limited by the related Net WAC Rate plus (ii) the related Net WAC Rate Carryover Amount for the previous Distribution Date not previously distributed together with interest thereon at a rate equal to the Pass-Through Rate for such class for the most recently ended Accrual Period.

Interest Rate CapAgreement: The Class I-A-1 Certificates will benefit from an interest rate cap agreement, the payments on which will be available to mitigate certain interest shortfalls. The interest rate cap agreement will not guarantee that any of the Class I-A-1 Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. The interest rate cap agreement for the Class I-A-1 Certificates will terminate after the Distribution Date in [ ]. It is anticipated that the interest rate cap agreement will include the following terms:

- Class I-A-1 Certificates Notional Balances: Strike Rate of 5.00% (capped at 9.00%) for months 1-71.

Any amounts received under the interest rate cap agreement will be used first, to pay any Net WAC Carryover Amounts with respect to the Class I-A-1 Certificates, and then, any remaining amounts will be distributed to the Class I-C Certificates.

Interest Payments: On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid less Prepayment Interest Shortfalls to the extent not covered by Compensating Interest and any Relief Act Shortfalls.

The "Accrual Period" for the Class I-A-1 Certificates, Class I-A-4 Certificates, Class I-M Certificates and Class I-B Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period for the Class I-M Certificates and Class I-B Certificates, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The "Accrual Period" for the Class I-A-2 Certificates and Class I-A-3 Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The Trustee will calculate interest on the Class I-A Certificates based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class I-M Certificates and Class I-B Certificates based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

Monthly Interest Distributable Amount: For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments:	On each Distribution Date the holders of each class of offered certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.
Stated Principal Balance:	With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior due period.
Certificate Principal Balance:	With respect to any offered certificate, as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class I-M Certificates and Class I-B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein, and increased by any Subsequent Recoveries on the mortgage loans to the extent described in the Prospectus Supplement.
Principal Distribution Amount:	With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Distribution Date the Principal Remittance Amount for such Distribution Date.
Extra Principal Distribution Amount:	With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in August 2015, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow remaining after payment of Unpaid Interest Shortfall Amounts for such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the related mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) in the related group as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month with respect to the related mortgage loans, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

Priority of Payments:

Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-A Certificates;
2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-M-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-M-2 Certificates;
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-M-3 Certificates;
5. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-B-1 Certificates;
6. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-B-2 Certificates;
7. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-B-3 Certificates; and
8. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-B-4 Certificates.

On any Distribution Date, any Prepayment Interest Shortfalls and any Relief Act Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class I-C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the certificates, on a pro rata basis, based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class I-A, Class I-M and Class I-B Certificates will be paid on a pro rata basis, based on the Certificate Principal Balance of each such class.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class I-A Certificates, then to the Class I-M-1 Certificates, then to the Class I-M-2 Certificates, then to the Class I-M-3 Certificates, then to the Class I-B-1 Certificates, then to the Class I-B-2 Certificates, then to the Class I-B-3 Certificates and then to the holders of Class I-B-4 Certificates, to the extent not previously reimbursed;
3. Payment of any allocated realized loss amount to the holders of the Class I-M-1 Certificates;

4. Payment of any allocated realized loss amount to the holders of the Class I-M-2 Certificates;
5. Payment of any allocated realized loss amount to the holders of the Class I-M-3 Certificates;
6. Payment of any allocated realized loss amount to the holders of the Class I-B-1 Certificates;
7. Payment of any allocated realized loss amount to the holders of the Class I-B-2 Certificates;
8. Payment of any allocated realized loss amount to the holders of the Class I-B-3 Certificates;
9. Payment of any allocated realized loss amount to the holders of the Class I-B-4 Certificates; and
10. Payments to a reserve account to the extent necessary to pay any Net WAC Rate Carryover Amounts, first to the holders of the Class I-A Certificates (after taking into account amounts paid under the interest rate cap agreement with respect to the Class I-A-1 Certificates), on a pro rata basis, based on the entitlement of each such class, then to the Class I-M-1 Certificates, then to the Class I-M-2 Certificates, then to the Class I-M-3 Certificates, then to the Class I-B-1 Certificates, then to the Class I-B-2 Certificates, then to the Class I-B-3 Certificates and then to the holders of Class I-B-4 Certificates, to the extent not previously reimbursed.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the related mortgage loans will be allocated first to the Net Monthly Excess Cashflow as part of the payment of the Extra Principal Distribution Amount, then to the Overcollateralized Amount until reduced to zero, then to the Class I-B-4 Certificates, then to the Class I-B-3 Certificates, then to the Class I-B-2 Certificates, then to the Class I-B-1 Certificates, then to the Class I-M-3 Certificates, then to the Class I-M-2 Certificates, and then to the Class I-M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class I-B Certificates and Class I-M Certificates such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class I-B Certificates and Class I-M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class I-B Certificates and Class I-M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans in the related loan group (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

Credit Enhancement:

- Subordination: Initially, 22.00% for the Class I-A Certificates; 16.30% for the Class I-M-1 Certificates; 11.10% for the Class I-M-2 Certificates; 9.10% for the Class I-M-3 Certificates; 7.10% for the Class I-B-1 Certificates; 5.00% for the Class I-B-2 Certificates, 3.20% for the Class I-B-3 Certificates and the Overcollateralized Amount (0.80% initially), for the Class I-B-4 Certificates.
- Overcollateralization Target Amount: 0.80% of the aggregate Stated Principal Balance of the related mortgage loans as of the Cut-off Date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.250% per annum, payable monthly, payable monthly and a LPMI Fee Rate of 0.017% per annum (initially), payable monthly.

P&I Advances: Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.

Compensating Interest: Each servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Registration: The offered certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class I-A and Class I-M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

NET MONTHLY EXCESS CASHFLOW SCHEDULE

Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points
25-Sep-05	105	25-Jan-08	93	25-May-10	103
25-Oct-05	93	25-Feb-08	93	25-Jun-10	101
25-Nov-05	90	25-Mar-08	99	25-Jul-10	104
25-Dec-05	93	25-Apr-08	94	25-Aug-10	102
25-Jan-06	90	25-May-08	97	25-Sep-10	102
25-Feb-06	90	25-Jun-08	94	25-Oct-10	105
25-Mar-06	99	25-Jul-08	97	25-Nov-10	103
25-Apr-06	90	25-Aug-08	95	25-Dec-10	106
25-May-06	93	25-Sep-08	95	25-Jan-11	104
25-Jun-06	90	25-Oct-08	98	25-Feb-11	104
25-Jul-06	93	25-Nov-08	95	25-Mar-11	113
25-Aug-06	91	25-Dec-08	98	25-Apr-11	105
25-Sep-06	91	25-Jan-09	96	25-May-11	108
25-Oct-06	94	25-Feb-09	96	25-Jun-11	106
25-Nov-06	91	25-Mar-09	105	25-Jul-11	109
25-Dec-06	94	25-Apr-09	97	25-Aug-11	107
25-Jan-07	91	25-May-09	100		
25-Feb-07	91	25-Jun-09	97		
25-Mar-07	100	25-Jul-09	100		
25-Apr-07	92	25-Aug-09	98		
25-May-07	95	25-Sep-09	98		
25-Jun-07	92	25-Oct-09	101		
25-July-07	95	25-Nov-09	99		
25-Aug-07	92	25-Dec-09	102		
25-Sep-07	93	25-Jan-10	99		
25-Oct-07	96	25-Feb-10	99		
25-Nov-07	93	25-Mar-10	108		
25-Dec-07	96	25-Apr-10	100		

SUBORDINATE CAP SCHEDULE

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class I-A, Class I-M and Class I-B Certificates less interest due to the Class I-A Certificates divided by b) the aggregate principal balance of the Class I-M and Class I-B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the prepayment pricing speed assumption of 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter and no losses.

Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap
25-Sep-05	9.073	25-Jan-08	9.268	25-May-10	9.680
25-Oct-05	9.075	25-Feb-08	9.279	25-Jun-10	9.700
25-Nov-05	9.079	25-Mar-08	9.289	25-Jul-10	9.721
25-Dec-05	9.082	25-Apr-08	9.300	25-Aug-10	9.743
25-Jan-06	9.086	25-May-08	9.311	25-Sep-10	9.765
25-Feb-06	9.090	25-Jun-08	9.323	25-Oct-10	9.788
25-Mar-06	9.095	25-Jul-08	9.335	25-Nov-10	9.812
25-Apr-06	9.100	25-Aug-08	9.347	25-Dec-10	9.836
25-May-06	9.106	25-Sep-08	9.359	25-Jan-11	9.860
25-Jun-06	9.112	25-Oct-08	9.371	25-Feb-11	9.885
25-Jul-06	9.119	25-Nov-08	9.384	25-Mar-11	9.911
25-Aug-06	9.126	25-Dec-08	9.397	25-Apr-11	9.938
25-Sep-06	9.133	25-Jan-09	9.411	25-May-11	9.965
25-Oct-06	9.140	25-Feb-09	9.425	25-Jun-11	9.993
25-Nov-06	9.147	25-Mar-09	9.439	25-Jul-11	10.022
25-Dec-06	9.154	25-Apr-09	9.454	25-Aug-11	10.051
25-Jan-07	9.162	25-May-09	9.469		
25-Feb-07	9.170	25-Jun-09	9.484		
25-Mar-07	9.177	25-Jul-09	9.500		
25-Apr-07	9.186	25-Aug-09	9.516		
25-May-07	9.194	25-Sep-09	9.532		
25-Jun-07	9.203	25-Oct-09	9.549		
25-July-07	9.211	25-Nov-09	9.566		
25-Aug-07	9.220	25-Dec-09	9.584		
25-Sep-07	9.229	25-Jan-10	9.602		
25-Oct-07	9.239	25-Feb-10	9.621		
25-Nov-07	9.248	25-Mar-10	9.640		
25-Dec-07	9.258	25-Apr-10	9.659		

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$218,010,286		
Number of Loans	613		
Average Current Loan Balance	$355,645	$14,955	$1,862,858
[1] Original Loan-to-Value Ratio	70.69%	14.28%	100.00%
[1] Mortgage Rate	6.5017%	5.5000%	9.6250%
[1] Net Mortgage Rate	6.2350%	4.9650%	9.3750%
[1] Original Term to Stated Maturity (months)	359	240	360
[1] Age (months)	2	0	10
[1] Remaining Term to Stated Maturity (months)	358	238	360
[1] [2] Credit Score	711	586	816

[1] Weighted Average reflected in Total.
[2] Of the Mortgage Loans which have a Credit Score.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	First	100.00%
Agency Conforming {By Original Principle Balance}	Yes	16.33%
	No	83.67%
Interest Only	Yes	46.17%
Property Type	Two- to four- family units	15.04%
	Condominium	3.94%
	Hi-Rise Condo	2.68%
	Planned Unit Developments (attached)	9.98%
	Single-family detached	68.33%
	Townhouse	0.02%
Geographic Distribution	California	34.66%
	Florida	9.74%
	New York	8.68%
Number of States (including DC)		42
Documentation Type	Full/Alternative	29.92%
	No Documentation	7.47%
	No Income/No Asset	1.22%
	No Ratio	18.10%
	Stated Income	36.03%
	Stated Income/Stated Asset	7.26%
Loans with Prepayment Penalties		19.12%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
N/A	4	2,313,174	1.06	578,294	73.02
580 - 599	2	453,000	0.21	226,500	79.42
600 - 619	9	1,572,207	0.72	174,690	74.55
620 - 639	45	15,550,126	7.13	345,558	76.77
640 - 659	44	19,642,738	9.01	446,426	70.91
660 - 679	63	18,766,663	8.61	297,884	73.04
680 - 699	112	36,642,065	16.81	327,161	73.17
700 - 719	86	31,358,150	14.38	364,630	73.66
720 - 739	75	24,746,122	11.35	329,948	71.47
740 - 759	65	23,852,278	10.94	366,958	67.02
760 - 779	62	25,100,714	11.51	404,850	64.34
780 - 799	29	12,610,291	5.78	434,838	65.32
800 - 819	17	5,402,940	2.48	317,820	61.97
TOTAL:	613	218,010,467	100.00	355,645	70.69

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
N/A	144	58,025,274	26.62	402,953	707	67.08
1.00% - 4.99%	4	1,169,479	0.54	292,370	757	64.91
5.00% - 9.99%	3	886,615	0.41	295,538	760	70.06
10.00% - 14.99%	8	1,180,218	0.54	147,527	686	71.49
15.00% - 19.99%	19	5,972,407	2.74	314,337	730	69.43
20.00% - 24.99%	32	9,085,153	4.17	283,911	706	65.19
25.00% - 29.99%	46	13,339,543	6.12	289,990	708	68.76
30.00% - 34.99%	72	20,641,470	9.47	286,687	722	68.22
35.00% - 39.99%	114	40,679,875	18.66	356,841	708	73.75
40.00% - 44.99%	95	38,022,365	17.44	400,235	718	73.82
45.00% - 49.99%	67	25,366,075	11.64	378,598	702	74.01
50.00% - 54.99%	9	3,641,994	1.67	404,666	730	76.79
TOTAL:	613	218,010,467	100.00	355,645	711	70.69

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	226	13,620,296	6.25	60,267	709	75.23
$100,000 - $200,000	1	103,141	0.05	103,141	630	90.00
$359,651 - $400,000	84	32,310,496	14.82	384,649	699	76.37
$400,001 - $500,000	155	68,674,139	31.50	443,059	708	71.76
$500,001 - $600,000	65	35,650,494	16.35	548,469	716	70.95
$600,001 - $700,000	34	21,769,015	9.99	640,265	716	67.55
$700,001 - $800,000	10	7,612,632	3.49	761,263	718	64.70
$800,001 - $900,000	15	12,572,572	5.77	838,171	723	66.47
$900,001 - $1,000,000	13	12,428,960	5.70	956,074	728	65.38
$1,000,001 - $1,100,000	2	2,141,511	0.98	1,070,755	729	68.53
$1,100,000 +	8	11,127,214	5.10	1,390,902	708	62.34
TOTAL:	613	218,010,467	100.00	355,645	711	70.69

Current Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	226	13,620,296	6.25	60,267	709	75.23
$100,001 - $200,000	1	103,141	0.05	103,141	630	90.00
$300,001 - $359,650	1	358,433	0.16	358,433	627	76.60
$359,651 - $400,000	83	31,952,063	14.66	384,965	700	76.37
$400,001 - $500,000	155	68,674,139	31.50	443,059	708	71.76
$500,001 - $600,000	66	36,250,335	16.63	549,248	715	71.10
$600,001 - $700,000	33	21,169,173	9.71	641,490	717	67.20
$700,001 - $800,000	10	7,612,632	3.49	761,263	718	64.70
$800,001 - $900,000	15	12,572,572	5.77	838,171	723	66.47
$900,001 - $1,000,000	13	12,428,960	5.70	956,074	728	65.38
$1,000,001 - $1,100,000	2	2,141,511	0.98	1,070,755	729	68.53
$1,100,000 +	8	11,127,214	5.10	1,390,902	708	62.34
TOTAL:	613	218,010,467	100.00	355,645	711	70.69

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	1	60,813	0.03	60,813	710	85.92
5.0000% - 5.4999%	12	3,923,965	1.80	326,997	740	73.45
5.5000% - 5.9999%	170	76,373,305	35.03	449,255	730	65.49
6.0000% - 6.4999%	180	77,208,522	35.42	428,936	713	70.30
6.5000% - 6.9999%	115	32,673,980	14.99	284,122	688	76.47
7.0000% - 7.4999%	81	12,864,043	5.90	158,815	682	80.31
7.5000% - 7.9999%	41	11,122,166	5.10	271,272	675	77.59
8.0000% - 8.4999%	7	1,597,816	0.73	228,259	658	74.59
8.5000% - 8.9999%	3	1,341,600	0.62	447,200	665	80.00
9.0000% - 9.4999%	3	844,257	0.39	281,419	636	79.38
TOTAL:	613	218,010,467	100.00	355,645	711	70.69

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.5000% - 5.9999%	61	25,512,841	11.70	418,243	742	64.77
6.0000% - 6.4999%	219	101,635,438	46.62	464,089	723	66.98
6.5000% - 6.9999%	158	53,780,379	24.67	340,382	696	75.07
7.0000% - 7.4999%	78	15,901,568	7.29	203,866	680	78.88
7.5000% - 7.9999%	70	13,826,989	6.34	197,528	687	78.15
8.0000% - 8.4999%	16	3,663,343	1.68	228,959	659	79.89
8.5000% - 8.9999%	8	2,845,653	1.31	355,707	661	76.92
9.0000% - 9.4999%	1	394,201	0.18	394,201	620	80.00
9.5000% - 9.9999%	2	450,056	0.21	225,028	650	78.83
TOTAL:	613	218,010,467	100.00	355,645	711	70.69

Original Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	64,269	0.03	64,269	694
15.01% - 20.00%	1	59,836	0.03	59,836	745
20.01% - 25.00%	3	119,765	0.05	39,922	688
25.01% - 30.00%	3	1,967,141	0.90	655,714	783
30.01% - 35.00%	8	1,553,725	0.71	194,216	739
35.01% - 40.00%	4	1,423,651	0.65	355,913	734
40.01% - 45.00%	9	2,873,428	1.32	319,270	690
45.01% - 50.00%	17	8,960,772	4.11	527,104	741
50.01% - 55.00%	20	8,085,151	3.71	404,258	740
55.01% - 60.00%	34	17,331,382	7.95	509,747	721
60.01% - 65.00%	65	35,551,626	16.31	546,948	726
65.01% - 70.00%	50	21,503,863	9.86	430,077	702
70.01% - 75.00%	43	15,723,999	7.21	365,674	702
75.01% - 80.00%	274	86,007,440	39.45	313,896	701
80.01% - 85.00%	15	3,636,184	1.67	242,412	702
85.01% - 90.00%	54	11,677,985	5.36	216,259	704
90.01% - 95.00%	11	1,395,421	0.64	126,856	655
95.01% - 100.00%	1	74,829	0.03	74,829	611
TOTAL:	613	218,010,467	100.00	355,645	711

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	141	75,557,984	34.66	535,872	723	67.79
Florida	57	21,228,859	9.74	372,436	722	69.36
New York	45	18,925,582	8.68	420,568	692	77.84
Other[1]	370	102,298,043	46.94	276,481	704	71.79
TOTAL:	613	218,010,467	100.00	355,645	711	70.69

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	260	96,766,536	44.39	372,179	703	68.06
Purchase	290	91,416,180	41.93	315,228	714	75.45
Rate/Term Refinance	63	29,827,752	13.68	473,456	726	64.64
TOTAL:	613	218,010,467	100.00	355,645	711	70.69

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	208	65,224,346	29.92	313,579	717	72.24
No Documentation	48	16,274,910	7.47	339,061	717	63.20
No Income/No Asset	11	2,670,493	1.22	242,772	708	68.11
No Ratio	86	39,459,567	18.10	458,832	702	68.73
Stated Income	207	78,543,935	36.03	379,439	712	71.15
Stated/Stated	53	15,837,216	7.26	298,815	700	75.01
TOTAL:	613	218,010,467	100.00	355,645	711	70.69

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	183	36,213,352	16.61	197,887	718	70.59
Primary Residence	392	161,497,850	74.08	411,984	710	71.02
Second/Vacation	38	20,299,265	9.31	534,191	708	68.22
TOTAL:	613	218,010,467	100.00	355,645	711	70.69

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	84	32,792,272	15.04	390,384	702	73.52
Condominium	32	8,594,661	3.94	268,583	729	69.93
Hi-Rise Condo	10	5,848,650	2.68	584,865	735	64.85
Planned Unit Developments (attached)	46	21,764,814	9.98	473,148	720	68.73
Single-family detached	440	148,960,470	68.33	338,547	710	70.62
Townhouse	1	49,600	0.02	49,600	659	80.00
TOTAL:	613	218,010,467	100.00	355,645	711	70.69

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	459	176,343,125	80.89	384,190	713	69.57
6 Months	8	2,364,847	1.08	295,606	697	73.96
8 Months	1	430,763	0.20	430,763	641	80.00
12 Months	27	10,215,492	4.69	378,352	695	79.52
24 Months	4	605,971	0.28	151,493	665	79.68
36 Months	114	28,050,270	12.87	246,055	710	73.88
TOTAL:	613	218,010,467	100.00	355,645	711	70.69

Interest Only Terms of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	397	117,354,182	53.83	295,602	713	69.93
60 Months	21	8,275,299	3.80	394,062	717	78.04
120 Months	195	92,380,986	42.37	473,749	708	70.99
TOTAL:	613	218,010,467	100.00	355,645	711	70.69

Contact Information

Contacts

MBS Trading

Scott Eichel *Sr. Managing Director*	Tel: (212) 272-5451 seichel@bear.com
Doug Lucas *Sr. Managing Director*	Tel: (212) 272-5451 dlucas@bear.com

MBS Structuring

Perry Rahbar *Vice-President*	Tel: (212) 272-5451 prahbar@bear.com

MBS Banking

Ernie Calabrese *Managing Director*	Tel: (212) 272-9529 ecalabrese@bear.com
Robert Durden *Analyst*	Tel: (212) 272-5714 rdurden@bear.com

Syndicate

Carol Fuller *Managing Director*	Tel: (212) 272-4955 cfuller@bear.com
Angela Ward *Vice-President*	Tel: (212) 272-4955 award@bear.com

Rating Agencies

Spencer Van Kirk – S&P	Tel: (212) 438-3135 spencer_van_kirk@standardandpoors.com
Todd Swanson – Moody's	Tel: (415) 274-1714 todd.swanson@moodys.com